UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 10, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On June 10, 2024, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended March 31, 2024. The text of the investor communication is set forth below.

Q1 2024*

To discuss your REIT holdings, schedule a call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTYMOGUL INCOME REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$386,000,000
RealtyMogul Income REIT is a non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types, including multifamily, retail, and office.	NUMBER OF REAL ESTATE INVESTMENTS[2]	16
	TOTAL SQUARE FOOTAGE[2]	2,217,459
	INCEPTION TO DATE RETURN[3]	6.3%
	FIVE-YEAR RETURN[3]	5.5%
	THREE-YEAR RETURN[3]	4.3%
	ONE-YEAR RETURN[3]	-5.4%
	Q1 ANNUALIZED DISTRIBUTION RATE[4]	6.0%
	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	90 Months

KEY OBJECTIVES

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

PROPERTY TYPES

RETAIL
4%
MIXED-USE
4%
OFFICE
19%
MULTIFAMILY
73%

GEOGRAPHIC REGION

SOUTH
11%
WEST
13%
MIDWEST
48%
EAST
28%

INVESTMENT TYPES

JOINT VENTURE **96%** PREFERRED EQUITY **4%**

*All data as of March 31, 2024 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser” or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of April 30, 2024.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of monthly distributions pursuant to RealtyMogul Income REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Income REIT expenses, including management fees. An individual shareholder’s total return may vary from the total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding real estate investment amounts as of April 30, 2024.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 90 consecutive months of distributions, totaling over $35.6 million. Currently, over 7,600 investors are invested, and RealtyMogul Income REIT holds investments in over $386 million of real estate. 6 Over 55% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

As of April 2024, RealtyMogul Income REIT has 16 real estate investments, including 15 joint venture equity investments and one preferred equity investment, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated since inception, 22 have paid off in full, totaling over $55 million.

In 2023, 100% of our distributions were classified as non-dividend distributions, also known as return of capital, which distributions are non-taxable in certain instances.7,8 This classification was due in part to depreciation and amortization from our real estate investments.7,8 We believe this is a benefit for our REIT investors.8

As it relates to the broader macroeconomic climate, interest rates in the United States – short-term rates set by the Federal Reserve (the “Fed”) as well as long-term rates determined by the treasury markets – remain elevated compared to the last 20 years. The Fed, which originally indicated that they would consider reducing the benchmark Federal Funds Rate in 2024, has yet to make any changes. In early 2024, we saw market predictions of six interest-rate cuts in 2024 as compared to our current anticipation of at most two interest rate cuts, with the possibility of no interest rate cuts as of the date of this communication.

The Fed has commented that it will hold off on lowering rates until inflation retreats to its annual target of 2%. Two indices the Fed uses to evaluate inflation, the Consumer Price Index (“CPI”) and the Personal Consumption Expenditure Index (“PCE”), sit at 3.4% year-over-year and 2.7% year-over-year as of April 2024, respectively. Shelter and housing costs reflect 33% of CPI and 16% of PCE, and we believe are one of the main reasons for the stickiness of the current inflationary environment. Shelter and housing are considered lagging indicators, and we believe that the outsized rent growth of the last two years has given way to rent growth that is in line with historical norms, which we may see reflected in inflation readings going forward.

As a result of sticky inflation, interest rates have remained elevated for a longer period than originally anticipated. The effect of a higher for longer interest rate environment on real estate has been felt in all asset classes. Greenstreet’s Commercial Property Price Index (“CPPI”), a measure of pricing for institutional quality real estate, is down 7% over the past year as of April 2024 and 21% since its March 2022 peak. Similarly, NAREIT’s Equity Apartments Index reflects a 2% decrease and a 32% decrease over the same time periods.

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period

8 Each investor’s tax considerations are different and consulting a tax advisor is recommended. Any of the data provided herein should not be construed as investment, tax, accounting or legal advice. Return of capital reduces the shareholder’s tax basis in the year the distribution is received, and generally defers taxes on that portion until the capital asset is sold. Certain non-cash deductions, such as depreciation and amortization, lower the taxable income for distributions. A portion of distributions may be tax deferred given the ability to characterize ordinary income as return of capital. Certain non-cash deductions, such as depreciation and amortization, lower the taxable income for distributions. Investors should be aware that a REIT’s return on capital percentage may vary significantly in a given year and, as a result, the impact of the tax law and any related advantages may vary significantly from year to year.

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Real estate values, both in the private and public sectors, have been impacted by this elevated interest rate environment due, in part, to what we believe to be a positive correlation between cap rates and interest rates. As a result, as interest rates increased over the past two years, cap rates increased across four of the five major asset classes, which we believe was due to a buyer’s need to compensate itself for the decreased cash flow caused by the higher interest rates.

Further, a wave of debt maturities, particularly floating-rate debt originated from 2020 through 2022, is forcing some owners to sell assets out of necessity rather than attempting to achieve peak pricing with the goal of avoiding default on their loans and/or foreclosure of their properties.

Income REIT is experiencing the same valuation pressures as is the broader market, which are reflected in the REIT’s NAV. Changes to our NAV are primarily driven by the value of the underlying real estate in our portfolio. Over the past year, our NAV per share decreased by 11%, and it is down 15% from its June 2022 peak. For Q1 2024, NAV per share decreased from $10.05 to $9.36, reflecting a 6.9% decrease quarter over quarter.

Of the sixteen joint venture equity investments in Income REIT’s portfolio, 14 properties have fixed-rate debt and eleven have maturities in 2028 and beyond. There are two properties in the portfolio that have floating-rate debt with maturities in 2024, whose loans mature in August and November.

The strategy for each of these properties is to pursue three paths simultaneously to preserve optionality – extend with the current lender, refinance with a new lender and sell the asset. Any refinance or loan extension will require an additional cash contribution. Additional cash is needed for a loan extension primarily because of the cost to purchase an interest rate cap, an insurance policy that limits how high an interest rate can rise on variable rate debt, which is a typical requirement for a floating-rate loan. For a refinance, additional cash is needed because the proceeds of a new loan will need to be supplemented to fully retire the existing loan. We are evaluating all options in real time.

Although values are down year-over-year, we believe the underlying property fundamentals in Income REIT’s portfolio remain strong. As of 1Q24, portfolio occupancy has met or exceeded 90% since 4Q20, and rent collection averaged 95% for the quarter. We have also maintained our distributions for 90 consecutive months.7 Lastly, the weighted average interest rate on the property-level mortgages for Income REIT sits at 4.51% as of 1Q24.9

The flip side to the slump in commercial real estate is the potential for buying opportunities. From an investment strategy perspective, we still feel that the multifamily asset class produces one of the best risk-adjusted returns in real estate. First, we believe the United States currently has a housing supply shortage, which we believe has been exacerbated by current mortgage holders, 60% of which have loans with interest rates below 4%. With record home prices, higher interest rates on 30-year fixed-rate mortgages relative to the last two decades and the basic need for housing, we believe there is strong short-term downside protection for this asset class. We also believe this asset class has built in inflation protection as rents can be reset on an annual basis. We have also diversified Income REIT’s portfolio with office and retail investments, which we believe typically yield a higher cash profile, to support our distribution target.

We believe there will be buying opportunities as a result of the decrease in property values in the real estate sector. It is impossible to time the bottom of the market, but, beginning in 2023, we have been buying real estate on the way down in anticipation of real estate markets stabilizing and rebounding. Since June of last year, we purchased two investments totaling $12.2 million.

The current commercial real estate market appears to be bifurcated between the haves and the have-nots. With debt capital markets remaining tight due to elevated interest rates, those with liquidity have optionality. While we believe the market is showing signs of bottoming, we want to proceed cautiously. Due to the wide range of potential cash needs for the loan maturities in 2024, we have maintained approximately $13 million, or 12% of the REIT’s NAV, in cash and liquid securities as of May 2024. We want to maintain enough liquidity to preserve existing investments, cover REIT-level cash needs and acquire new assets to the extent opportunities arise. We believe this is the best path forward for protecting and maximizing value for REIT investors.

9 Certain mortgages for the underlying properties within the Income REIT are floating-rate mortgages with either an interest rate cap or interest rate swap agreement executed. The weighted average interest rates for Income REIT assume the highest possible interest rate based on the caps or swaps in place at the properties.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the first quarter of 2024 equated to approximately 6.0% on an annualized basis based upon NAV as of 12/31/2023.10

PORTFOLIO OVERVIEW11

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT	INTEREST RATE
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,977,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,826,619	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,574,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,291,566	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Edison Apartments	Gresham, OR	3/30/22	Multifamily	JV Equity	$5,500,000	N/A
Columbia Square	Cincinnati, OH	8/23/22	Mixed-Use	JV Equity	$4,000,000	N/A
Acropolis	Beavercreek, OH	6/9/23	Office	JV Equity	$7,700,000	N/A
223 E Town Apartments	Columbus, OH	3/5/24	Multifamily	JV Equity	$4,500,000	N/A
Total					$95,934,293

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as of April 30, 2024 unless otherwise specified. All preferred equity investments are performing and paid current as of April 30, 2024.

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INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Investment Amount: $3,325,000

Business Plan: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Acquisition Date: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: Portfolio occupancy ended Q1 at 98%, and the borrower is current on its interest payments as of March 2024.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Investment Amount: $4,748,228

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 5/31/2019

Asset Management Update: Property occupancy ended Q1 at 95%. Exterior capital items have been completed and the property is amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of March 2024, 189 of the 240 units have been renovated since acquisition. Of those 189 units, all have been leased at an average premium of $98/month, or 15% over prior rents.

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THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Investment Amount: $9,977,966

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/9/2019

Asset Management Update: Property occupancy ended Q1 at 82%. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of March 2024, 102 of the 114 free-market units have been renovated since acquisition. Of those 102 units, 101 have been leased at an average premium of $317/month, or 35% over prior rents.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Investment Amount: $7,826,619

Business Plan: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 11/5/2019

Asset Management Update: Portfolio occupancy ended Q1 at 73% compared to budget of 84%. The real estate company is looking to redevelop the warehouse into flex-industrial space but is still evaluating options for short-term leases in the interim. The acquisition loan, which matured in November 2023, was modified and extended for one year through November 2024. The business plan is to stabilize the portfolio by completing the tenant improvements related to the DEA space at 500 S Front Street, which signed a 15-year lease and expansion into 19.0% of the building.

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POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Investment Amount: $7,574,307

Business Plan: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/19/2020

Asset Management Update: Portfolio occupancy ended Q1 at 84%. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of March 2024, 27 of the 28 units were renovated. Of those 27 units, all have been leased at an average premium of $205/month, or 16% over prior rents. The remaining unit has not been renovated but is achieving post-renovation rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Investment Amount: $2,926,477

Business Plan: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Acquisition Date: 6/26/2020

Asset Management Update: Property occupancy ended Q1 at 100% by a credit tenant, Covenant Health System through August, 2031. As of March 2024, the tenant is current on its rent.

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TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Investment Amount: $6,000,000

Business Plan: Acquire a multifamily apartment community with the potential for steady cash flow.

Investment Type: Joint Venture Equity

Acquisition Date: 1/27/2021

Asset Management Update: Property occupancy ended Q1 at 95%. As of March 2024, 76 of the 96 classic units have been renovated since acquisition. Of those 76 units, all have been leased at an average premium of $135/month, or 10% over prior rents, and unit renovation costs have been below budget. Signage, pergola, benches, grills, landscaping, parking lot, and pool work have been completed.

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Investment Amount: $8,291,566

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 7/28/2021

Asset Management Update: Property occupancy ended Q1 at 92%. As of March 2024, 96 of the 152 units have been renovated since acquisition. Of those 96 units, 88 have been leased at an average premium of $300/month, or 20% over prior rents. Exterior paint/repairs, asphalt/concrete work, fitness center, interior hallway improvements, clubhouse, amenity space, roof repairs, exterior concrete work, landscaping, and drainage work have been completed. Finally, the ground-floor retail space, which was leased to a café operator, has opened for business. We believe this will be an amenity to the current tenant base. In light of the upcoming loan maturity, the property is simultaneously working on refinance, extension, and sale options in order to determine the best path forward.

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MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,355,018

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy ended Q1 at 92%. The property’s average rent has decreased from $2,121/unit in Q4 to $2,104/unit through Q1 but still remains $252 above average in-place rent at closing of $1,852. During Q1, six renewal leases were signed, at an average increase of $24 or 1.1% over prior rents. New property signage, BBQ area, package lockers, playground equipment installation, fence work, and pet stations have been completed.

ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,209,112

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy ended Q1 at 81%. The property’s average rent has decreased from $2,147/unit in Q4 to $2,126/unit through Q1 but still remains $614 above average in-place rent at closing of $1,512. During Q1, two renewal leases were signed, the rental rates for which were static over prior rents. Pet stations, BBQ area, package lockers, walking path, and signage work have been completed.

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BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/13/2021

Asset Management Update: Property occupancy ended Q1 at 99%. As of March 2024, 86 of the 138 units have been renovated since acquisition. Of those 86 units, all have been leased at an average premium of $181/month, or 15% over prior rents. The dog park, pool furniture installation, storage shed, and shoring work on the property’s structures have been completed.

HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Investment Amount: $9,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/2/2022

Asset Management Update: Property occupancy ended Q1 at 94%. As of March 2024, 79 of the 160 units have been renovated since acquisition. Of those 79 units, all have been leased at an average premium of $224/month, or 20% over prior rents. Exterior upgrades are underway including landscaping and exterior lighting. The pool renovation, enhanced dog park, additional signage, fitness center, BBQ area, clubhouse/business center, and playground have been completed.

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EDISON APARTMENTS

Location: Gresham, OR

Property Type: Multifamily

Investment Amount: $5,500,000

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/30/2022

Asset Management Update: Property occupancy ended Q1 at 88%. The property’s average rent has decreased from $1,644/unit in Q4 to $1,638/unit through Q1 but still remains $107 above average in-place rent at closing of $1,531. During Q1, five renewal leases were signed, the rental rates for which were static on average over prior rents. The wood re-staining, pergola, benches, grills, package lockers, and dog park have been completed.

COLUMBIA SQUARE

Location: Cincinnati, OH

Property Type: Mixed-Use

Investment Amount: $4,000,000

Business Plan: Acquire a highly occupied mixed-use asset consisting of an office property and retail center, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 8/23/2022

Asset Management Update: Portfolio occupancy ended Q1 at 100%. The real estate company is planning to refresh and modernize the first and second floor lobbies in 2024.

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ACROPOLIS

Location: Beavercreek, OH

Property Type: Office

Investment Amount: $7,700,000

Business Plan: Acquire a highly occupied office portfolio adjacent to one of the largest U.S. Air Force bases, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 6/9/2023

Asset Management Update: Portfolio occupancy ended Q1 at 95%.

223 E TOWN

Location: Columbus, OH

Property Type: Multifamily

Investment Amount: $4,500,000

Business Plan: Acquire a multifamily apartment community with the potential for steady cash flow.

Investment Type: Joint Venture Equity

Acquisition Date: 3/5/2024

Asset Management Update: The property was acquired in March 2024, and the real estate company is implementing its business plan for the property. The property is 91% occupied as of March 2024.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 5/6/24)*	NAV PER SHARE (AS OF 3/31/24)
$9.36	$9.36

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On May 6, 2024, the offering price per share is $9.36, as of March 31, 2024. Accordingly, effective May 6, 2024, the offering price per share is $9.36. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2024 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q4 2023 Investor Letter

Q3 2023 Investor Letter

Q2 2023 Investor Letter

Q1 2023 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	June 10, 2024

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